[redacted]

08031214

TATES
'ANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER 8-47248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONUMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 BOYLSTON ST., Suite 1650
(No. and Street)

BOSTON (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERESA H. KINSELLA 617 423-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOWIZRAL, PAUL J.
(Name – *if individual, state last, first, middle name*)

97 LOWELL Rd. (Address) CONCORD (City) MA (State) 01742 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 5 2008 E
THOMSON REUTERS

SEC
Mail Processing
Section
APR - 2 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JOHN M. McLAREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONUMENT GROUP, INC., as of MARCH 25 /1, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RODNEY-CONWAY
Notary Public
ALTH OF MASSACHUSETTS
Commission Expires
February 6, 2015

John M McLaren
Signature

PRESIDENT
Title

Nadini L. Rodney Conway
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONUMENT GROUP, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2007

	Monument Group, Inc.	Monument Group, LP	Consolidated
ASSETS			
Cash and cash equivalents	$ 140,512	$ 3,364,313	$ 3,504,825
Placement and consulting fees receivable	146,887	27,422,239	27,569,126
Reimbursable expenses and other receivables	-	179,724	179,724
Prepaid expenses	3,246	478,915	482,161
Fixed assets, net of accumulated depreciation of $527,196	-	444,295	444,295
Other assets	183,113	6,306,326	6,489,439
Total Assets	$ 473,758	$ 38,195,812	$ 38,669,570
LIABILITIES			
Accounts payable	$ 29,248	$ 84,279	$ 113,527
Accrued expenses	-	221,167	221,167
Note payable	-	64,481	64,481
Total Liabilites	29,248	369,927	399,175
EQUITY			
Controlling interest in equity			
7,500 shares issued and outstanding	75	-	75
Additional paid in capital	14,925	-	14,925
Retained earnings	314,297	-	314,297
Noncontrolling interest in equity	-	37,823,829	37,823,829
Accumulated other comprehensive income	115,213	2,056	117,269
Total Equity	444,510	37,825,885	38,270,395
Total Liabilities and Equity	$ 473,758	$ 38,195,812	$ 38,669,570

MONUMENT GROUP, INC.
CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

Year Ended December 31, 2007

	Monument Group, Inc.	Monument Group, LP	Eliminations	Consolidated
REVENUES				
Private placement fees	$ 11,133,894	$ -	$ (331)	$ 11,133,563
Management fees	-	11,038,223	(11,038,223)	-
Consulting	-	574,124	-	574,124
Investment income	19,522	10,822,237	331	10,842,090
Foreign exchange transaction gain	1,652	135,747	-	137,399
Total Revenues	11,155,068	22,570,331	(11,038,223)	22,687,176
EXPENSES				
Management fee expense	11,038,223	-	(11,038,223)	-
Employee compensation and benefits	-	6,636,174	-	6,636,174
Other personnel expenses	-	115,387	-	115,387
Consulting fees	-	1,004,800	-	1,004,800
Marketing	-	163,272	-	163,272
Occupancy and equipment	-	590,257	-	590,257
General and administration	260	681,112	-	681,372
Travel	-	528,287	-	528,287
Depreciation and amortization	-	147,441	-	147,441
Donations	-	5,890	-	5,890
Professional expenses	20,000	190,408	-	210,408
Investment expenses	-	350,000	-	350,000
NASD and other registration expenses	81,438	1,959	-	83,397
Taxes and other	4,175	35,527	-	39,702
Total Expenses	11,144,096	10,450,514	-	10,556,387
NET INCOME FROM OPERATIONS	10,972	12,119,817	-	12,130,789
OTHER COMPREHENSIVE INCOME				
Foreign currency translation gain	-	37,671	-	37,671
Unrealized gain on marketable securities	68,413	-	-	68,413
Total other comprehensive income	68,413	37,671	-	106,084
COMPREHENSIVE NET INCOME	79,385	12,157,488	-	12,236,873
Less net income of non-controlling entity	-	12,157,488	-	12,157,488
NET INCOME OF PRIMARY BENEFICIARY	$ 79,385	$ -	$ -	$ 79,385

END